Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2016	2015	2014	2013	2012	2011
Income (Loss) Before Income Taxes	$161,080	$203,489	$194,886	$125,044	$121,481	$110,376
Add: Fixed Charges
Interest expense (excl interest on deposits)	11,364	11,483	15,373	9,782	13,942	16,719
Rental Expense (net of rental income) (1)	3,446	3,668	3,723	2,511	2,621	2,398

	14,810	15,151	19,096	12,293	16,563	19,117

Earnings	$175,890	$218,640	$213,982	$137,337	$138,044	$129,493
Divided by: Fixed Charges	$14,810	$15,151	$19,096	$12,293	$16,563	$19,117
Ratio of Earnings to Fixed Charges	11.88	14.43	11.21	11.17	8.33	6.77

Income (Loss) Before Income Taxes	$161,080	$203,489	$194,886	$125,044	$121,481	$110,376
Add: Fixed Charges
Interest expense (incl interest on deposits)	32,642	39,506	42,834	36,313	46,190	55,794
Rental Expense (net of rental income) (1)	3,446	3,668	3,723	2,511	2,621	2,398

	36,088	43,174	46,557	38,824	48,811	58,192

Earnings	$197,168	$246,663	$241,443	$163,868	$170,292	$168,568
Divided by: Fixed Charges	$36,088	$43,174	$46,557	$38,824	$48,811	$58,192
Ratio of Earnings to Fixed Charges	5.46	5.71	5.19	4.22	3.49	2.90

Note: (1) Consists of one-third of rental expense, net of rental income from subleases, which is estimated to be representative of the interest portion of the rental payments.